FAIRFAX  News Release
TSX Stock Symbol:  (FFH and FFH.U)

TORONTO, August 19, 2013

FAIRFAX ENTERS INTO AGREEMENT WITH TOWER GROUP AND CATALINA HOLDINGS REGARDING ACQUISITION OF AMERICAN SAFETY REINSURANCE

(Note: All dollar amounts in this press release are expressed in U.S. dollars.)

Fairfax Financial Holdings Limited (TSX:FFH and FFH.U) today announced an agreement with Tower Group International, Ltd. (Tower) and Catalina Holdings (Bermuda) Ltd. (Catalina) in connection with Fairfax’s previously announced merger agreement with American Safety Insurance Holdings, Inc. (NYSE: ASI), pursuant to which Fairfax agrees to sell American Safety’s Bermuda subsidiary, American Safety Reinsurance, Ltd. (AS Re), to Catalina promptly upon acquiring American Safety.

Pursuant to the terms of the agreement, Tower agrees to terminate its right to acquire AS Re in return for a $5 million payment from Fairfax and Catalina agrees to purchase AS Re from Fairfax promptly upon Fairfax acquiring American Safety.  Such transaction remains subject to customary conditions, including regulatory approvals.  In addition, pursuant to the terms of the agreement, Catalina has agreed to vote its shares in American Safety in favor of the proposed acquisition of American Safety by Fairfax.

Fairfax is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:    John Varnell, Vice President, Corporate Development,
               at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
 95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946